Exhibit 99.1

Olink reports second quarter 2021 financial results

UPPSALA, Sweden, August 11, 2021 (GLOBE NEWSWIRE) -- Olink Holding AB (publ) (“Olink”) (Nasdaq: OLK) today announced its financial results for the second quarter of 2021.

Highlights:

•	Revenue was $17.7 million in the second quarter of 2021, representing year over year growth of 124% on a reported basis and 129% on a constant currency adjusted like-for-like basis
•	Adjusted EBITDA was ($6.3) million in the second quarter of 2021, as compared to ($1.3) million in the second quarter of 2020
•	Net loss was ($10.6) million in the second quarter of 2021, as compared to ($2.0) million in the second quarter of 2020
•	Olink reiterates its expectations for full year 2021 revenue to be in the range of $90 million to $92 million, and its plans to continue to accelerate investments into its platform to further accelerate growth
•	Olink introduced and opened up the order books for Olink Explore 3072 and Olink Signature Q100 during the second quarter
•	First full quarter of the Explore Kit offering in the market; cumulative number of external kit customers was 16 at the end of the second quarter of 2021
•	Explore accounted for 53% of total revenues in Q2. Explore Kit revenue accounted for 39% of Explore revenues in Q2

“We saw excellent financial performance in the second quarter of 2021, our first full quarter as a public company, with strong adoption of our proteomics products and services. We are particularly pleased with the acceptance and adoption of our Explore service and kit offerings. Our dedicated team delivered revenue of $17.7 million, representing 124% year over year growth,” said Jon Heimer, CEO of Olink Proteomics. “We were excited to open up the order books for Olink Explore 3072 and Olink Signature Q100 during the quarter. We are already seeing early adoption of Explore 3072 by premier customers, including deCODE Genetics, an Amgen subsidiary, and the UK Biobank Pharma Proteomics Project.”

Second quarter financial results:

“In the second quarter, our team delivered strong revenue growth, driven by our newest product offering, Explore. Q2 2021 was the first full quarter with the Explore Kit offering in the market, and Explore accounted for 53% of total revenues in Q2. Explore Kit is our fastest growing product line. Our financial performance and successful IPO have positioned the company to continue to invest ahead of the curve, and accelerate investments for future growth,” said Oskar Hjelm, CFO of Olink Proteomics.

Total revenue for the second quarter of 2021 was $17.7 million, as compared to $7.9 million for the second quarter of 2020. Revenue growth was driven primarily by the Explore platform, following a strong quarter for both the Service and Kit offerings. We launched our Explore Kit offering late in the first quarter of 2021. Analysis services revenue for the second quarter of 2021 was $11.8. million, as compared to $5.1 million for the second quarter of 2020.

Kits revenue for the second quarter of 2021 was $5.0 million, as compared to $1.7 million for the second quarter of 2020.

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Other revenue was $0.8 million for the second quarter of 2021, as compared to $1.0 million for the second quarter of 2020.

Looking at revenue by geography during the second quarter of 2021, revenue was $7.8 million in North America, $8.7 million in EMEA (including Sweden), and $1.2 million in China and RoW (including Japan).

Adjusted gross profit was $12.5 million in the second quarter of 2021, as compared to $5.7 million in the second quarter of 2020.

By segment, adjusted gross profit margin for analysis services for the second quarter of 2021 was 64% as compared to 67% in the second quarter of 2020.

Adjusted gross profit margin for kits was 90% for the second quarter of 2021, as compared to 95% for the second quarter of 2020.

Adjusted gross profit margin for other was 44% for the second quarter 2021, as compared to 62% for the second quarter of 2020.

Total operating expenses for the second quarter of 2021 were $23.3 million, as compared to $10.5 million for the second quarter of 2020. The increase was due to increased spending according to Olink’s strategic plan, as well as IPO related expenses. Operating expenses excluding IPO related non-recurring items were $21.9 million in the second quarter of 2021.

Net loss for the second quarter of 2021 was ($10.6) million, as compared to ($2.0) million for the second quarter of 2020.

Net loss per share for the second quarter of 2021 was ($0.09) based on a weighted average number of outstanding shares of 119,007,062, as compared to ($0.28) in the second quarter of 2020 based on a weighted average number of outstanding shares of 20,532,723.

Adjusted EBITDA for the second quarter of 2021 was ($6.3) million, as compared to ($1.3) million for the second quarter of 2020.

2021 guidance:

Due to the continued uncertainty around the COVID pandemic, Olink is maintaining its previous guidance of revenue for 2021. The company expects full year 2021 revenue to be in the range of $90 million to $92 million. We plan to continue to accelerate investments into our platform to further accelerate growth.

Webcast and conference call details

Olink will host a conference call to discuss the second quarter financial results before the market opens on August 11, 2021 at 8:00 a.m. Eastern Time U.S. The dial-in numbers are (833) 562-0120 for U.S. domestic callers or (661) 567-1096 for international callers, followed by Conference ID: 1764101. A live webcast of the conference call will be available on the “Investors” section of the Company's website at https://investors.olink.com/investor-relations. The webcast will be archived and available for replay for at least 90 days after the event.

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Statement regarding use of non IFRS financial measures

We present certain non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of these non-IFRS measures facilitates investors’ assessment of our operating performance. We caution readers that amounts presented in accordance with our definitions of Adjusted EBITDA, Adjusted Gross Profit and Adjusted Gross Profit Percentage may not be the same as similar measures used by other companies. Not all companies and Wall Street analysts calculate the non-IFRS measures we use in the same manner. We compensate for these limitations by reconciling each of these non-IFRS measures to the nearest IFRS performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Use of forward-looking statements

This press release contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. All statements contained in this release other than statements of historical fact are forward-looking statements, including statements regarding our 2021 revenue outlook, our ability to develop, commercialize and achieve market acceptance of our current and planned products and services, our research and development efforts, and other matters regarding our business strategies, use of capital, results of operations and financial position, and plans and objectives for future operations.

In some cases, you can identify forward-looking statements by the words “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks, uncertainties and other factors are described under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Registration Statement on Form F-1, as amended (File No. 333-257842) and elsewhere in the documents we file with the Securities and Exchange Commission from time to time. We caution you that forward-looking statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. As a result, the forward-looking statements may not prove to be accurate. The forward-looking statements in this press release represent our views as of the date hereof. We undertake no obligation to update any forward-looking statements for any reason, except as required by law.

About Olink

Olink Holding AB (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The company was founded in 2016 and is well established across Europe, North America and Asia. Olink is headquartered in Uppsala, Sweden.

Contacts

Media and Investor Relations
Olink Holding AB (publ), Stina Thorman, stina.thorman@olink.com, +46707187354

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INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

		Three months ended June 30,		Six months ended June 30,
Amounts in thousands of US Dollars	Note	2021	2020	2021	2020
Revenue	4	$17,688	$7,884	$31,316	$15,882
Cost of goods sold		(5,823)	(2,291)	(10,819)	(5,840)
Gross profit		11,865	5,593	20,497	10,042
Selling expenses		(6,979)	(2,959)	(12,683)	(5,669)
Administrative expenses		(12,172)	(3,963)	(24,583)	(7,835)
Research and development expenses		(4,990)	(3,506)	(9,209)	(6,093)
Other operating income/(loss)		868	(115)	763	(15)
Operating loss		(11,408)	(4,950)	(25,215)	(9,570)
Interest income/(expense)	2.1	(78)	(2,225)	(1,953)	(4,258)
Foreign exchange gain/(loss)	2.1	(5,806)	5,416	(5,501)	(1,174)
Other financial income/(expense)	2.1	(115)	(143)	(1,756)	(431)
Loss before tax		(17,407)	(1,902)	(34,425)	(15,433)
Income tax benefit/(expense)		6,806	(145)	9,529	2,268
Net loss for the period (Attributable to shareholders of the Parent)		$(10,601)	$(2,047)	$(24,896)	$(13,165)
Basic and diluted loss per share	9	$(0.09)	$(0.28)	$(0.37)	$(1.03)

Other comprehensive income/(loss):
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations		13,167	15,190	(7,386)	(100)
Other comprehensive income/(loss) for the period, net of tax		13,167	15,190	(7,386)	(100)
Total comprehensive income/(loss) for the period, net of tax		$2,566	$13,143	$(32,282)	$(13,265)
Total comprehensive income/(loss) for the period (Attributable to shareholder of the Parent)		$2,566	$13,143	$(32,282)	$(13,265)

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INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

Amounts in thousands of US Dollars	Note	As of June 30, 2021 (Unaudited)	As of December 31, 2020
ASSETS
Non-current assets
Intangible assets		$330,546	$347,387
Property, plant and equipment		7,117	5,774
Right-of-use asset		4,983	4,684
Deferred tax assets	10	11,301	37
Other long-term receivables		305	133
Total non-current assets		354,252	358,015
Current assets
Inventories		25,657	20,826
Trade receivables		19,882	33,482
Other receivables		4,426	2,856
Prepaid expenses and accrued income		12,356	1,491
Cash at bank and in hand		158,114	8,655
Total current assets		220,435	67,310
TOTAL ASSETS		$574,687	$425,325
EQUITY
Share capital	5	30,964	27,224
Other contributed capital	5	503,317	257,774
Reserves		31,974	39,360
Accumulated losses		(49,554)	(24,658)
Total equity attributable to shareholders of the Parent		$516,701	$299,700
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	5, 6	2,093	63,965
Deferred tax liabilities	10	29,538	33,193
Total non-current liabilities		31,631	97,158
Current liabilities
Interest-bearing loans and borrowings	5, 6	2,422	2,146
Accounts payable		6,283	6,658
Current tax liabilities		267	506
Other current liabilities		17,383	19,157
Total current liabilities		26,355	28,467
Total liabilities		$57,986	$125,625
TOTAL EQUITY AND LIABILITIES		$574,687	$425,325

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INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

		Six months ended June 30,
Amounts in thousands of US Dollars	Note	2021	2020
Operating activities
Loss before tax		$(34,425)	$(15,433)
Adjustments reconciling loss before tax to operating cash flows:
Depreciation and amortization		7,420	5,754
Net finance expense		9,210	5,863
Share based payment expense		300	-
Changes in working capital:
(Increase) in inventories		(5,470)	(1,957)
Decrease in accounts receivable		12,493	9,916
(Increase) in other current receivables		(11,300)	(412)
Increase in trade payables		(113)	251
(Decrease)/Increase in other current liabilities		(854)	(295)
Interest paid		(2,054)	(1,542)
Tax paid		(1,803)	(3,380)
Cash flow used in operating activities		(26,596)	(1,235)
Investing activities
Purchase of intangible assets		(1,692)	(4,191)
Purchase of property, plant and equipment		(2,546)	(839)
Acquisition of subsidiaries, net of cash acquired		-	(4,593)
Decrease/(Increase) in other non-current financial assets		(175)	23
Cash flow used in investing activities		(4,413)	(9,600)
Financing activities
Proceeds from issue of share capital	5	264,706	13,634
Share issue costs	5	(19,485)	-
Proceeds from interest-bearing loans and borrowings		2,312	8,000
Repayment of interest-bearing loans and borrowings	6	(65,627)	-
Payment of principal portion of lease liability		(1,450)	(588)
Cash flow from financing activities		180,456	21,046
Net cash flow during the period		149,447	10,211
Cash at bank and in hand at the beginning of the period		8,655	6,162
Net foreign exchange difference		12	609
Cash at bank and in hand at the end of the period		$158,114	$16,982

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A reconciliation of Adjusted EBITDA to operating loss, the most directly comparable IFRS measure, is set forth below:

	Three months ended June 30,		Six months ended June 30,
Amounts in thousands of U.S. Dollars	2021	2020	2021	2020
Operating (loss)/profit	(11,408)	(4,950)	(25,215)	(9,570)
Add:
Amortization	2,728	2,343	5,448	4,660
Depreciation	1,029	548	1,972	1,094
EBITDA	(7,651)	(2,059)	(17,795)	(3,816)
Management Adjustments	1,400	735	7,822	1,083
Adjusted EBITDA	(6,251)	(1,324)	(9,973)	(2,733)

Reconciliations of Adjusted Gross Profit to gross profit, the most directly comparable IFRS measure, are set forth below:

	Three months ended June 30,		Six months ended June 30,
Amounts in thousands of U.S. Dollars, unless otherwise stated	2021	2020	2021	2020
Revenue	$17,688	$7,884	$31,316	$15,882
Cost of goods sold	(5,823)	(2,291)	(10,819)	(5,840)
Gross Profit	11,865	5,593	20,497	10,042
Gross Profit %	67.1%	70.9%	65.5%	63.2%
Less:
Inventory fair value step up	-	-	-	253
Depreciation charges	622	118	1,201	391
Adjusted Gross Profit	12,487	5,711	21,698	10,686
Adjusted Gross Profit %	70.6%	72.4%	69.3%	67.3%

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